EXHIBIT 99.1

Precision Drilling Announces 2025 Fourth Quarter and Year End Unaudited Financial Results

CALGARY, Alberta, Feb. 11, 2026 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this release. This release contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings (loss) before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, loss (gain) on asset disposals, and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending, Working Capital and Total Long-term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies. See “Financial Measures and Ratios” later in this release.

Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) announces 2025 fourth quarter results and capital allocation plans for 2026 to drive shareholder value.

Financial Highlights and 2026 Capital Allocation Plans

  Revenue in the fourth quarter was $479 million compared to $468 million in the same quarter last year as higher rig activity in the U.S. was partially offset by lower international activity.
  Adjusted EBITDA(1) was $126 million, including $6 million of share-based compensation expense. In 2024, fourth quarter Adjusted EBITDA was $121 million and included a share-based compensation expense of $15 million.
  Net loss attributable to shareholders was $42 million and included a non-cash asset charge of $67 million related to decommissioning drilling rigs and a non-cash charge of $17 million related to drill pipe. In the fourth quarter of 2024, net earnings attributable to shareholders was $15 million.
  Cash provided by operations during the quarter was $126 million, funding capital expenditures of $81 million and share repurchases of $22 million, while building our cash balance by $47 million.
  We continued to strengthen our financial position, ending the year with a Net Debt to Adjusted EBITDA ratio(1) of approximately 1.2 times and more than $445 million of available liquidity.
  For the year ended December 31, 2025, we achieved our annual debt reduction and return of shareholder capital targets, reducing debt by $101 million and repurchasing $76 million of common shares.
  Based on our current outlook, in 2026 we expect to invest $245 million in our fleet and infrastructure, reduce debt by $100 million, and allocate up to 50% of free cash flow, before debt repayments, toward share repurchases.

Operational Highlights

  Canada averaged 66 active drilling rigs, slightly up from 65 active rigs in the same quarter last year.
  Canadian revenue per utilization day was $35,241 and comparable to $35,675 in the fourth quarter of 2024.
  U.S. averaged 37 active drilling rigs, up 9% from the fourth quarter of 2024 while average activity was down 42 rigs or 7%(2). For the past three quarters, our U.S. rig utilization increased 25%, contrary to an industry decrease of 8%(2).
  U.S. revenue per utilization day was US$30,904 and similar to US$30,991 in the same period last year.
  Internationally, we averaged seven active rigs versus eight in the fourth quarter of 2024, while revenue per utilization day was US$53,505 compared to US$49,636 in 2024.
  Canadian well service rig operating hours were 61,231, increasing 6% over the same quarter in 2024.

(1)    See "FINANACIAL MEASURES AND RATOS".

MANAGEMENT COMMENTARY

Precision's President and CEO, Carey Ford, provided the following commentary: “In 2026, Precision enters its 75th year of delivering High Performance, High Value results to our customers and shareholders. We continue to meet the evolving needs of the energy industry by attracting, developing, and retaining the highest-quality people, and by delivering advanced, scalable technology across our fleet. Our ability to execute reliably and support our customers’ development plans has been central to our long-standing track record of success. This enduring foundation supports Precision as we deliver sustained, long-term value for shareholders.

"Our fourth quarter and full year 2025 financial and operational results underscore the effectiveness of Precision’s High Performance, High Value strategy. For the year, our people delivered on our capital commitments to shareholders, with a combined $176 million allocated to debt reduction and share repurchases, while investing $263 million in equipment and technology-driven initiatives that will continue to differentiate Precision in the industry. For the quarter, we grew revenue, Adjusted EBITDA, funds provided by operations, as well as our Canadian and U.S. market share, compared to the fourth quarter of 2024. We look to build on these trends in 2026.

"Today, Precision is the second-most-active North American driller, with 123 rigs working from northern British Columbia to south Texas and from New Mexico to Pennsylvania. Our customers are demanding safe, efficient, and repeatable results, and we meet those demands with our fleet of Super Series drilling rigs, AlphaTM digital technologies, and EverGreenTM environmental solutions. Although oil and natural gas prices remain volatile, our customers are taking a disciplined approach to their development plans, driving steady activity for Precision and supporting rig upgrades.

"Precision’s ability to leverage our cross-border scale and vertical integration to complete rig upgrades for customers was on full display in 2025. During the year, we upgraded 27 drilling rigs, enhancing the performance capability of our fleet and deepening relationships with several key customers in both Canada and the U.S., while generating attractive returns. We expect this competitive advantage in upgrading our drilling rigs will support our market position in the future.

"Complementing our North American drilling operations are our international drilling operations with seven contracted rigs in the Middle East and our Completion and Production Services business, where our market-leading well service and rental position in Canada continues to generate robust free cash flow.

“This year we are excited to build on our momentum and advance our High Performance, High Value strategy by delivering on our 2026 strategic priorities that include driving revenue growth through performance-driven technology, operational excellence, and deeper customer relationships; maximizing free cash flow through disciplined capital allocation; and enhancing shareholder returns with targeted debt reduction and direct capital returns.

“I would like to recognize the dedication of our field leadership and crews to safety and customer service, and congratulate all Precision employees on an excellent 2025 and their enthusiasm for the future," concluded Mr. Ford.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2025	2024	% Change	2025	2024	% Change
Revenue	478,508	468,171	2.2	1,843,704	1,902,328	(3.1)
Adjusted EBITDA(1)	126,386	120,526	4.9	489,615	521,221	(6.1)
Net earnings (loss)	(41,868)	14,930	(380.4)	3,094	111,330	(97.2)
Net earnings (loss) attributable to shareholders	(42,175)	14,795	(385.1)	1,842	111,195	(98.3)
Cash provided by operations	126,114	162,791	(22.5)	412,897	482,083	(14.4)
Funds provided by operations(1)	124,750	120,535	3.5	435,423	463,372	(6.0)

Cash used in investing activities	53,879	61,954	(13.0)	208,324	202,986	2.6
Capital spending by spend category(1)
Expansion and upgrade	25,291	21,565	17.3	106,908	52,066	105.3
Maintenance and infrastructure	56,143	37,335	50.4	156,590	164,632	(4.9)
Proceeds on sale of property, plant and equipment	(17,244)	(8,570)	101.2	(39,038)	(30,395)	28.4
Net capital spending(1)	64,190	50,330	27.5	224,460	186,303	20.5

Net earnings (loss) attributable to shareholders per share:
Basic	(3.23)	1.06	(404.7)	0.14	7.81	(98.2)
Diluted	(3.23)	1.06	(404.7)	0.14	7.81	(98.2)
Weighted average shares outstanding:
Basic	13,052	13,982	(6.7)	13,334	14,229	(6.3)
Diluted	13,052	13,987	(6.7)	13,341	14,234	(6.3)

(1)    See “FINANCIAL MEASURES AND RATIOS”.

Operating Highlights

	For the three months ended December 31,			For the year ended December 31,
	2025	2024	% Change	2025	2024	% Change
Contract drilling rig fleet	184	214	(14.0)	184	214	(14.0)
Drilling rig utilization days:
Canada	6,095	6,018	1.3	23,121	23,685	(2.4)
U.S.	3,362	3,084	9.0	12,427	12,969	(4.2)
International	644	736	(12.5)	2,698	2,928	(7.9)
Revenue per utilization day:
Canada (Cdn$)	35,241	35,675	(1.2)	35,576	34,797	2.2
U.S. (US$)	30,904	30,991	(0.3)	31,480	32,531	(3.2)
International (US$)	53,505	49,636	7.8	52,195	51,227	1.9
Operating costs per utilization day:
Canada (Cdn$)	21,109	21,116	(0.0)	21,305	20,424	4.3
U.S. (US$)	22,150	21,698	2.1	22,489	22,009	2.2

Service rig fleet(1)	145	160	(9.4)	145	160	(9.4)
Service rig operating hours(1)	61,231	57,932	5.7	234,166	242,479	(3.4)

(1) The service rig fleet and service rig operating hours exclude our U.S. operations that we wound down in the second quarter of 2025.

Drilling Activity

	Average for the quarter ended 2024				Average for the quarter ended 2025
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average Precision active rig count(1):
Canada	73	49	72	65	74	50	63	66
U.S.	38	36	35	34	30	33	36	37
International	8	8	8	8	8	7	7	7
Total	119	93	115	107	112	90	106	110

(1)    Average number of drilling rigs working or moving.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	December 31, 2025	December 31, 2024
Working capital(1)	186,815	162,592
Cash	85,781	73,771
Long-term debt	679,291	812,469
Total long-term financial liabilities(1)	746,944	888,173
Total assets	2,726,690	2,956,315
Long-term debt to long-term debt plus equity ratio (1)	0.30	0.33

(1)    See “FINANCIAL MEASURES AND RATIOS”.

Summary for the three months ended December 31, 2025:

  Revenue in the fourth quarter was $479 million compared to $468 million in the same period last year primarily due to higher drilling activity in the U.S., offset in part by lower international drilling activity. Revenue from our Canadian drilling and Completion and Production operations were comparable with the fourth quarter of 2024.
  Adjusted EBITDA was $126 million compared to $121 million in the fourth quarter of 2024. Stronger activity in U.S. drilling and a lower share-based compensation expense were partially offset by lower international drilling activity and higher rig reactivation costs. For additional information on share-based compensation, which was $6 million versus $15 million in the same period last year, please refer to "Other Items" later in this release.
  Net loss attributable to shareholders was $42 million or a loss of $3.23 per share compared to net earnings of $15 million or $1.06 per share for the same period last year. During the quarter, we recorded a non-cash asset charge of $67 million related to decommissioning 31 of our 215 marketable drilling rigs that no longer aligned with Precision's advanced technology and performance standards. We also recorded a non-cash charge of $17 million related to drill pipe as more complex drilling programs have reduced the useful life of this asset.
  Cash provided by operations was $126 million and we repurchased 256,580 shares for $22 million and increased our cash balance by $47 million. As at December 31, 2025, Precision had more than $445 million in available liquidity.
  In Canada, our revenue per utilization day less operating costs per utilization day was $14,132 and comparable to $14,559 in the fourth quarter in 2024. Quarterly operating costs per utilization day remained in line with 2024.
  In the U.S., our revenue per utilization day less operating costs per utilization day was US$8,754 compared to US$9,293 in the same period last year, due to additional rig reactivation costs totaling US$713 per day in the fourth quarter of 2025 compared to US$338 per day in 2024.
  Internationally, revenue per utilization day was US$53,505 compared to US$49,636 in 2024, as the prior year was negatively impacted by non-billable utilization days related to planned rig recertifications. The increase in revenue per utilization day was more than offset by lower international activity and our realized revenue declined to US$34 million in the fourth quarter compared to US$37 million in 2024. In May 2025, one drilling rig was temporarily suspended in the Kingdom of Saudi Arabia, reducing our active rig count to seven for the remainder of the year. During the fourth quarter of 2025, we incurred costs to reactivate this rig, which began operating in early February.
  Completion and Production Services revenue was $71 million versus $69 million generated in the fourth quarter of 2024 even though we wound down our U.S. well service operations in the second quarter of 2025. Adjusted EBITDA was $17 million compared to $16 million in the fourth quarter of 2024 as robust demand and pricing for our Canadian completion and production services more than offset the shut down of our U.S. operations.
  General and administrative expenses were $29 million versus $35 million in the fourth quarter of 2024, primarily due to lower share-based compensation expense.
  Capital expenditures were $81 million compared to $59 million in the fourth quarter of 2024 and included $56 million for maintenance and $25 million for upgrades.(1)

(1)    See “FINANCIAL MEASURES AND RATIOS.”

Summary for the year ended December 31, 2025:

  Revenue for the year was $1,844 million, representing a 3% decrease from $1,902 million in 2024. Revenue was negatively impacted by lower U.S. drilling activity and day rates year over year and lower U.S. service rig activity as we wound down our U.S. well servicing operations in the second quarter of 2025.
  Adjusted EBITDA was $490 million versus $521 million in 2024. The decrease was primarily driven by U.S. drilling, which was in part offset by lower share-based compensation expense of $24 million compared to $47 million in 2024. Please refer to “Other Items” later in this release for additional information on share-based compensation.
  Net earnings attributable to shareholders was $3 million or $0.14 per share compared to $111 million or $7.81 per share in 2024. The decrease was due to lower Adjusted EBITDA, decommissioning charges of $67 million, additional drill pipe charges of $17 million, and a higher deferred income tax expense related to our U.S. operations, partially offset by lower finance charges. Please refer to “Other Items” later in this release for additional information on income taxes.
  Finance charges were $57 million and decreased $13 million as a result of our lower outstanding debt, partially offset by the impact of the weakening Canadian dollar on our U.S. dollar-denominated interest expense.
  General and administrative costs were $114 million compared to $132 million in 2024, primarily the result of lower share-based compensation expense.
  Cash provided by operations was $413 million, allowing us to reduce debt by $101 million, redeem $222 million (US$160 million) of 2026 unsecured senior notes, while drawing $122 million on our Senior Credit Facility, and repurchase 1,024,002 shares for $76 million. As at December 31, 2025, Precision had 12,932,399 shares outstanding, compared to 13,779,502 as at December 31, 2024, representing a decrease of 6%.
  Capital expenditures were $263 million and included $157 million for maintenance, infrastructure, and intangible assets, and $107 million for upgrades, including 27 major rig upgrades. By comparison, in 2024 capital expenditures were $217 million and included $165 million for maintenance, infrastructure, and intangible assets, and $52 million for upgrades. The overall $47 million increase was driven by strong demand for customer-funded upgrades, offset in part by reduced maintenance expenditures due to lower U.S. and international activity.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities established at the beginning of every year.

Below we summarize the results of our 2025 strategic priorities.

  Maximize free cash flow through disciplined capital deployment and strict cost management.
    Generated cash from operations of $413 million, allowing us to fund 27 major rig upgrades, meet our debt reduction and share purchase goals, and increase our cash balance by $12 million year over year.
    On track to realize approximately $10 million in annual savings by proactively reducing fixed costs in the first quarter of 2025 to address market uncertainty.
    Delivered resilient operating margins in Canada and the U.S. even though average industry activity declined(1).
    Sustained Completion and Production Services Adjusted EBITDA and free cash flow generation even though we wound down our U.S. well service operation in the second quarter.
  Enhance shareholder returns through debt reduction and share repurchases.  Plan to reduce debt by at least $100 million and allocate 35% to 45% of free cash flow before debt repayments for share repurchases.
    Reduced debt by $101 million and ended the year with a Net Debt to Adjusted EBITDA ratio of 1.2 times. On track to achieve a sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times.
    Well positioned to meet our long-term debt reduction target of $700 million between 2022 and 2027. As at December 31, 2025, we have reduced debt by $535 million since the beginning of 2022.
    Returned $76 million to shareholders through share repurchases, achieving the midpoint of our target range, and reducing our outstanding shares by 6%.
    Renewed our Normal Course Issuer Bid (NCIB) in September, allowing repurchases of up to 10% of the public float.
  Grow revenue in existing service lines through contracted upgrades, optimized pricing and utilization, and opportunistic consolidating tuck-in acquisitions.
    Invested $107 million in upgrade capital, including 27 major customer-funded rig upgrades in Canada and the U.S.
    Relocated two Super Triple rigs from the U.S. to Canada under long-term contracts.
    Grew our leading Canadian drilling rig market share year over year(1) and maintained strong pricing with revenue per utilization day improving 2%.
    Grew U.S. rig utilization in 2025 from a low of 27 active rigs in February to a peak of 40 active rigs in October and exited the year with 36 active rigs.
    Continued to expand our EverGreenTM product offering across our Super Series fleet, increasing revenue 22% year over year.

2026 Strategic Priorities

  Drive revenue growth and deepen customer relationships through contracted upgrades, continuous operational excellence, and by leveraging our performance-driven technology as a key competitive differentiator.
  Maximize free cash flow through strategic capital deployment and sustained cost discipline.
  Enhance shareholder returns by reducing debt $100 million in 2026 and allocating up to 50% of free cash flow, before debt repayments, directly to shareholders.

(1)   See “SEGMENT REVIEW OF CONTRACT DRILLING SERVICES".

OUTLOOK

Near-term expectations for global energy demand growth remain tempered by persistent geopolitical uncertainties and continued signs of oversupply. However, this narrative has started to soften as demand indicators stabilize, particularly in natural gas markets, where accelerating LNG supply growth and strengthening consumption in key regions, including Asia and Europe, are expected to support a more constructive demand outlook in 2026.

Looking further ahead, we believe the long-term fundamentals for energy remain favorable, underpinned by economic expansion, rising energy needs from emerging economies, and sustained global appetite for LNG driven by the continued build-out of LNG infrastructure and trade flows. Additionally, natural gas-fired power generation is poised for multi-year structural growth as data centers scale rapidly to meet AI driven electricity demand.

In Canada, constructive commodity prices for heavy oil and condensate, plus additional takeaway capacity for both oil and natural gas continue to support Canadian activity. LNG Canada made its first shipment at the beginning of July and as customers take a long-term view of this business, demand for our Super Triple rigs is near full capacity. The Trans Mountain pipeline expansion continues to support heavy oil production, driving our Super Single rig utilization toward full capacity. We currently have 85 rigs active, after peaking at 87 rigs in January, and expect our winter drilling season activity to exceed last year's level.

In the U.S., while volatile WTI oil prices and drilling efficiencies continue to suppress oil-targeted rig activity, the natural gas rig count increased approximately 20% in 2025 as customers became more constructive on LNG off-take and AI demand. We capitalized on these emerging opportunities in natural gas basins such as the Haynesville and Marcellus and increased our U.S. drilling rig utilization days 25% over the last nine months of 2025. We currently have 38 rigs active and continue to have encouraging customer conversations that could result in additional activity increases in 2026.

Internationally, we currently have seven active rigs, including four in Kuwait and three in the Kingdom of Saudi Arabia, supported by contracts that extend into 2027 and 2028. In early 2026, one Kuwait rig was demobilized and activity was backfilled by reactivating our rig in Saudi Arabia that had been temporarily suspended in 2025. While the Saudi Arabia rig generates a lower operating margin, this transition maintains overall utilization levels in 2026. We continue to seek opportunities to increase our international utilization by pursuing long-term, contract-backed investments.

As the premier well service provider in Canada, the long-term outlook for this business is positive, driven by increased takeaway capacity from the Trans Mountain pipeline expansion and LNG Canada, and our High Performance, High Value service offering. We expect customer demand and pricing to remain strong into the foreseeable future, assuming no significant change in market conditions.

Overall, our outlook for the year is constructive and will continue to be commodity price dependent. In Canada, we expect our first quarter activity to surpass activity a year ago, as our 32 Super Triple and 47 available Super Single rigs are nearly fully utilized. In the U.S., we expect activity to be steady quarter over quarter, with some potential upside. Our operating margins in Canada should average between $14,000 and $15,000 per utilization day for the first quarter of 2026, which is consistent with the margin we reported in the first quarter of 2025. In the U.S., we expect our first quarter operating margins to remain stable and average between US$8,000 and US$9,000 per utilization day.

Capital spending in 2026 is expected to be $245 million and capital spending by spend category(1) includes $182 million for maintenance, infrastructure, and intangibles and $63 million for expansion and upgrades. The 2026 capital plan may fluctuate with activity levels and customer contract upgrade opportunities.

(1)    See “FINANCIAL MEASURES AND RATIOS”.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at February 11, 2026. For the quarter ending after December 31, 2025, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at February 11, 2026	Average for the quarter ended 2025				Average	Average for the quarter ended 2026				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2025	Mar. 31	June 30	Sept. 30	Dec. 31	2026
Average rigs under term contract:
Canada	20	18	16	21	19	22	20	16	15	18
U.S.	16	16	17	17	17	14	10	6	3	8
International	8	7	7	7	7	7	7	7	7	7
Total	44	41	40	45	43	43	37	29	25	33

SEGMENTED FINANCIAL RESULTS

Precision operates primarily in Canada, the United States and certain international locations, in two industry segments: Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and the manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental, and camp services.

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars)	2025	2024	% Change	2025	2024	% Change
Revenue:
Contract Drilling Services	410,284	402,610	1.9	1,576,036	1,617,735	(2.6)
Completion and Production Services	70,940	68,830	3.1	278,818	294,817	(5.4)
Inter-segment eliminations	(2,716)	(3,269)	(16.9)	(11,150)	(10,224)	9.1
	478,508	468,171	2.2	1,843,704	1,902,328	(3.1)
Adjusted EBITDA:(1)
Contract Drilling Services	124,498	125,683	(0.9)	488,796	532,345	(8.2)
Completion and Production Services	17,287	15,895	8.8	63,980	66,681	(4.1)
Corporate and Other	(15,399)	(21,052)	(26.9)	(63,161)	(77,805)	(18.8)
	126,386	120,526	4.9	489,615	521,221	(6.1)
Depreciation and amortization	88,523	82,210	7.7	317,904	309,314	2.8
Loss (gain) on asset disposals	4,128	(1,913)	(315.8)	(8,623)	(16,148)	(46.6)
Loss on asset decommissioning	67,080	—	NM	67,080	—	NM
Foreign exchange	(675)	1,487	(145.4)	(1,208)	2,259	(153.5)
Finance charges	12,829	16,281	(21.2)	57,197	69,753	(18.0)
Loss (gain) on investments and other assets	(187)	1,814	(110.3)	1,344	1,484	(9.4)
Net earnings (loss) before income tax	(45,312)	20,647	(319.5)	55,921	154,559	(63.8)
Income taxes	(3,444)	5,717	(160.2)	52,827	43,229	22.2
Net earnings (loss)	(41,868)	14,930	(380.4)	3,094	111,330	(97.2)
Non-controlling interest	307	135	127.4	1,252	135	827.4
Net earnings (loss) attributable to shareholders	(42,175)	14,795	(385.1)	1,842	111,195	(98.3)

(1)    See “FINANCIAL MEASURES AND RATIOS”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2025	2024	% Change	2025	2024	% Change
Revenue	410,284	402,610	1.9	1,576,036	1,617,735	(2.6)
Expenses:
Operating	274,724	264,858	3.7	1,045,884	1,041,068	0.5
General and administrative	11,062	12,069	(8.3)	41,356	44,322	(6.7)
Adjusted EBITDA(1)	124,498	125,683	(0.9)	488,796	532,345	(8.2)
Adjusted EBITDA as a percentage of revenue(1)	30.3%	31.2%		31.0%	32.9%

(1)    See “FINANCIAL MEASURES AND RATIOS”.

Canadian onshore drilling statistics:(1)	2025		2024
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	74	214	73	208
June 30	50	127	49	134
September 30	63	176	72	207
December 31	66	185	65	194
Year to date average	63	176	65	186

(1)    Canadian operations only.
(2)    Baker Hughes rig counts.

United States onshore drilling statistics:(1)	2025		2024
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	30	572	38	602
June 30	33	556	36	583
September 30	36	525	35	565
December 31	37	527	34	569
Year to date average	34	545	36	580

(1)    United States lower 48 operations only.
(2)    Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2025	2024	% Change	2025	2024
Revenue	70,940	68,830	3.1	278,818	294,817	(5.4)
Expenses:
Operating	51,001	50,714	0.6	204,915	217,842	(5.9)
General and administrative	2,652	2,221	19.4	9,923	10,294	(3.6)
Adjusted EBITDA(1)	17,287	15,895	8.8	63,980	66,681	(4.1)
Adjusted EBITDA as a percentage of revenue(1)	24.4%	23.1%		22.9%	22.6%
Well servicing statistics:
Number of service rigs (end of period)(2)	145	160	(9.4)	145	160	(9.4)
Service rig operating hours(2)	61,231	57,932	5.7	234,166	242,479	(3.4)

(1)    See “FINANCIAL MEASURES AND RATIOS”.
(2)    The service rig fleet and service rig operating hours exclude our U.S. operations that we wound down in the second quarter of 2025.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2024 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Cash settled share-based incentive plans	5,852	14,018	18,202	42,828
Equity settled share-based incentive plans	21	1,071	5,543	4,588
Total share-based incentive compensation plan expense	5,873	15,089	23,745	47,416

Allocated:
Operating	1,999	3,709	6,689	11,868
General and Administrative	3,874	11,380	17,056	35,548
	5,873	15,089	23,745	47,416

The majority of our share-based compensation plans are classified as cash-settled and impacted by changes in our share price. For the year ended December 31, 2025 our share-based compensation expense was $24 million compared to $47 million last year, as our share price appreciation was less in 2025 compared to 2024.

Income Taxes

In 2025, we recognized an income tax expense of $53 million with a significant portion related to a higher deferred income tax expense pertaining to our U.S. operations. We waived certain U.S. tax deductions to mitigate minimum taxes that the Corporation became subject to as a result of stronger operating results. Consequently, Precision does not expect to be subject to U.S. income tax for several years. The waiving of these U.S. tax deductions has been accounted for as a change in tax estimate and adjusted prospectively, resulting in an increase to deferred tax expense and corresponding increase to the deferred tax liability.

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures
We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA	We believe Adjusted EBITDA (earnings (loss) before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, loss (gain) on asset disposals, and depreciation and amortization), as reported in our Unaudited Condensed Interim Consolidated Statements of Net Earnings (Loss) and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Adjusted EBITDA by segment:
Contract Drilling Services	124,498	125,683	488,796	532,345
Completion and Production Services	17,287	15,895	63,980	66,681
Corporate and Other	(15,399)	(21,052)	(63,161)	(77,805)
Adjusted EBITDA	126,386	120,526	489,615	521,221
Depreciation and amortization	88,523	82,210	317,904	309,314
Loss (gain) on asset disposals	4,128	(1,913)	(8,623)	(16,148)
Loss on asset decommissioning	67,080	—	67,080	—
Foreign exchange	(675)	1,487	(1,208)	2,259
Finance charges	12,829	16,281	57,197	69,753
Loss (gain) on investments and other assets	(187)	1,814	1,344	1,484
Income taxes	(3,444)	5,717	52,827	43,229
Net earnings (loss)	(41,868)	14,930	3,094	111,330
Non-controlling interests	307	135	1,252	135
Net earnings (loss) attributable to shareholders	(42,175)	14,795	1,842	111,195

Funds Provided by (Used in) Operations	We believe funds provided by (used in) operations, as reported in our Unaudited Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending	We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Capital spending by spend category
Expansion and upgrade	25,291	21,565	106,908	52,066
Maintenance, infrastructure and intangibles	56,143	37,335	156,590	164,632
	81,434	58,900	263,498	216,698
Proceeds on sale of property, plant and equipment	(17,244)	(8,570)	(39,038)	(30,395)
Net capital spending	64,190	50,330	224,460	186,303
Proceeds from sale of investments and other assets	—	—	—	(3,623)
Purchase of investments and other assets	—	718	21	725
Receipt of finance lease payments	(225)	(208)	(851)	(799)
Changes in non-cash working capital balances	(10,086)	11,114	(15,306)	20,380
Cash used in investing activities	53,879	61,954	208,324	202,986

Working Capital	We define working capital as current assets less current liabilities, as reported in our Unaudited Condensed Interim Consolidated Statements of Financial Position.

Working capital is calculated as follows:

	December 31,	December 31,
(Stated in thousands of Canadian dollars)	2025	2024
Current assets	486,915	501,284
Current liabilities	(300,100)	(338,692)
Working capital	186,815	162,592

Total Long-term Financial Liabilities	We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Unaudited Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	December 31,	December 31,
(Stated in thousands of Canadian dollars)	2025	2024
Total non-current liabilities	837,707	935,624
Deferred tax liabilities	(90,763)	(47,451)
Total long-term financial liabilities	746,944	888,173

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Unaudited Condensed Interim Consolidated Statements of Net Earnings (Loss), provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.
Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Unaudited Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage.
Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt plus current portion of long-term debt less cash, as reported in our Unaudited Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.
Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2026;
  future shareholder returns;
  our capital expenditures, free cash flow allocation and debt reduction plans for 2026 and beyond;
  anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2026;
  the average number of term contracts in place for 2026;
  customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis;
  the impact of an increase/decrease in capital spending; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  the impact of tariffs and trade disputes;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2024, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash	$85,781	$73,771
Accounts receivable	352,142	378,712
Inventory	48,992	43,300
Assets held for sale	—	5,501
Total current assets	486,915	501,284
Non-current assets:
Deferred tax assets	2,235	6,559
Property, plant and equipment	2,159,212	2,356,173
Intangibles	9,470	12,997
Right-of-use assets	56,817	66,032
Finance lease receivables	4,474	4,806
Investments and other assets	7,567	8,464
Total non-current assets	2,239,775	2,455,031
Total assets	$2,726,690	$2,956,315

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$280,652	$314,355
Income taxes payable	1,670	3,778
Current portion of lease obligations	17,778	20,559
Total current liabilities	300,100	338,692

Non-current liabilities:
Share-based compensation	13,780	13,666
Provisions and other	6,704	7,472
Lease obligations	47,169	54,566
Long-term debt	679,291	812,469
Deferred tax liabilities	90,763	47,451
Total non-current liabilities	837,707	935,624
Equity:
Shareholders’ capital	2,238,766	2,301,729
Contributed surplus	79,270	77,557
Accumulated other comprehensive income	165,020	199,020
Deficit	(898,992)	(900,834)
Total equity attributable to shareholders	1,584,064	1,677,472
Non-controlling interest	4,819	4,527
Total equity	1,588,883	1,681,999
Total liabilities and equity	$2,726,690	$2,956,315

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2025	2024	2025	2024

Revenue	$478,508	$468,171	$1,843,704	$1,902,328
Expenses:
Operating	323,009	312,303	1,239,649	1,248,686
General and administrative	29,113	35,342	114,440	132,421
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, loss (gain) on asset
Depreciation and amortization	88,523	82,210	317,904	309,314
Loss (gain) on asset disposals	4,128	(1,913)	(8,623)	(16,148)
Loss on asset decommissioning	67,080	—	67,080	—
Foreign exchange	(675)	1,487	(1,208)	2,259
Finance charges	12,829	16,281	57,197	69,753
Loss (gain) on investments and other assets	(187)	1,814	1,344	1,484
Earnings (loss) before income taxes	(45,312)	20,647	55,921	154,559
Income taxes:
Current	—	2,811	3,307	7,470
Deferred	(3,444)	2,906	49,520	35,759
	(3,444)	5,717	52,827	43,229
Net earnings (loss)	$(41,868)	$14,930	$3,094	$111,330
Attributable to:
Shareholders of Precision Drilling Corporation	$(42,175)	$14,795	$1,842	$111,195
Non-controlling interests	$307	$135	$1,252	$135
Net earnings (loss) per share attributable to share- holders of Precision Drilling Corporation:
Basic	$(3.23)	$1.06	$0.14	$7.81
Diluted	$(3.23)	$1.06	$0.14	$7.81

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Net earnings (loss)	$(41,868)	$14,930	$3,094	$111,330
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(19,503)	89,412	(68,830)	119,821
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	9,072	(49,744)	34,830	(69,027)
Tax expense related to net investment hedge of long-term debt	—	750	—	750
Comprehensive income (loss)	$(52,299)	$55,348	$(30,906)	$162,874
Attributable to:
Shareholders of Precision Drilling Corporation	$(52,606)	$55,213	$(32,158)	$162,739
Non-controlling interests	$307	$135	$1,252	$135

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Cash provided by (used in):
Operations:
Net earnings (loss)	$(41,868)	$14,930	$3,094	$111,330
Adjustments for:
Long-term compensation plans	2,523	4,398	14,521	18,888
Depreciation and amortization	88,523	82,210	317,904	309,314
Gain on asset disposals	4,128	(1,913)	(8,623)	(16,148)
Loss on asset decommissioning	67,080	—	67,080	—
Unrealized foreign exchange	(620)	1,477	(1,654)	2,442
Finance charges	12,829	16,281	57,197	69,753
Income taxes	(3,444)	5,717	52,827	43,229
Other	(420)	(392)	(439)	(272)
Loss (gain) on investments and other assets	(187)	1,814	1,344	1,484
Income taxes paid	(878)	(1,617)	(5,638)	(6,459)
Income taxes recovered	62	27	67	85
Interest paid	(3,246)	(2,806)	(63,491)	(72,241)
Interest received	268	409	1,234	1,967
Funds provided by operations	124,750	120,535	435,423	463,372
Changes in non-cash working capital balances	1,364	42,256	(22,526)	18,711
Cash provided by operations	126,114	162,791	412,897	482,083

Investments:
Purchase of property, plant and equipment	(81,410)	(58,900)	(263,474)	(216,647)
Purchase of intangibles	(24)	—	(24)	(51)
Proceeds on sale of property, plant and equipment	17,244	8,570	39,038	30,395
Proceeds from sale of investments and other assets	—	—	—	3,623
Purchase of investments and other assets	—	(718)	(21)	(725)
Receipt of finance lease payments	225	208	851	799
Changes in non-cash working capital balances	10,086	(11,114)	15,306	(20,380)
Cash used in investing activities	(53,879)	(61,954)	(208,324)	(202,986)

Financing:
Issuance of long-term debt	10,000	17,078	148,780	27,978
Repayment of long-term debt	(10,000)	(41,813)	(249,439)	(204,319)
Repurchase of share capital	(21,565)	(25,023)	(75,623)	(75,488)
Issuance of common shares from the exercise of options	210	—	418	686
Debt amendment fees	(20)	(46)	(717)	(1,363)
Distributions to non-controlling interest	—	—	(831)	—
Lease payments	(3,504)	(3,266)	(14,867)	(13,271)
Funding from non-controlling interest	—	—	—	4,392
Cash used in financing activities	(24,879)	(53,070)	(192,279)	(261,385)
Effect of exchange rate changes on cash	114	1,700	(284)	1,877
Increase in cash	47,470	49,467	12,010	19,589
Cash, beginning of period	38,311	24,304	73,771	54,182
Cash, end of period	$85,781	$73,771	$85,781	$73,771

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2025	$2,301,729	$77,557	$199,020	$(900,834)	$1,677,472	$4,527	$1,681,999
Net earnings for the period	—	—	—	1,842	1,842	1,252	3,094
Other comprehensive income for the period	—	—	(34,000)	—	(34,000)	—	(34,000)
Share options exercised	599	(181)	—	—	418	—	418
Settlement of Executive Performance and Restricted Share Units	11,651	(2,790)	—	—	8,861	—	8,861
Distributions to non-controlling interest	—	—	—	—	—	(960)	(960)
Share repurchases	(76,857)	—	—	—	(76,857)	—	(76,857)
Redemption of non-management directors share units	1,644	(859)	—	—	785	—	785
Share-based compensation expense	—	5,543	—	—	5,543	—	5,543
Balance at December 31, 2025	$2,238,766	$79,270	$165,020	$(898,992)	$1,584,064	$4,819	$1,588,883

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2024	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662	$—	$1,575,662
Net earnings for the period	—	—	—	111,195	111,195	135	111,330
Other comprehensive income for the period	—	—	51,544	—	51,544	—	51,544
Settlement of Executive Performance and Restricted Share Units	21,846	(1,479)	—	—	20,367	—	20,367
Share options exercised	978	(292)	—	—	686	—	686
Share repurchases	(86,570)	—	—	—	(86,570)	—	(86,570)
Redemption of non-management directors share units	346	(346)	—	—	—	—	—
Share-based compensation expense	—	4,588	—	—	4,588	—	4,588
Funding from non-controlling interest	—	—	—	—	—	4,392	4,392
Balance at December 31, 2024	$2,301,729	$77,557	$199,020	$(900,834)	$1,677,472	$4,527	$1,681,999

2025 FOURTH QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 11:00 a.m. MT (1:00 p.m. ET) on Thursday, February 12, 2026.

To participate in the conference call please register at the URL link below. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

https://register-conf.media-server.com/register/BI8ce0356cb5f6441baed7b455664272f2

The call will also be webcast and can be accessed through the link below. A replay of the webcast call will be available on Precision’s website until the following quarterly conference all is posted.

https://edge.media-server.com/mmc/p/gfacaf25

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, rental equipment and camps all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Additional Information

For further information, please contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com